

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 1, 2018

<u>Via E-mail</u>
Christopher Capelli
President and Chief Science Officer
Soliton, Inc.
5304 Ashbrook Drive
Houston, Texas 77081

> **Re:** **Soliton, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed July 20, 2018**
> **File No. 024-10854**

Dear Dr. Capelli:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Offering Circular</u>

1.   Please address in your offering circular the Terms of Use mentioned in section 3(o) of exhibit 6.4. We note for example the class action waiver and the arbitration, indemnification, and jurisdiction provisions in the Terms of Use. If the Terms of Use apply to claims under the federal securities laws or if investors will be bound by such terms due to exhibit 6.4 or another agreement in connection with your offering, please say so clearly in your offering circular. Also address in your offering circular the provisions in exhibit 4 regarding governing law, jurisdiction, indemnification, and waiver of trial by jury. If any of these provisions would apply to claims under the federal securities laws and the rules and regulations thereunder, revise to affirmatively state (in both your offering circular and the appropriate exhibit) that, by agreeing to these provisions, investors will not be deemed to have waived their rights under the federal

securities laws and the rules and regulations thereunder. In addition, address any question under applicable law as to the enforceability of any of the provisions and whether these provisions would apply to transferees.

2.   Please tell us whether section 4.3 of exhibit 8.1 applies to claims under the federal securities laws.

3.   We note your disclosure on pages 94 and 95 regarding an alternative to online subscription. If investors who choose such an alternative will not be subject to the terms mentioned in the comments above, please clarify in your offering circular.

Description of Capital Stock, page 87

4.   Please address in your offering circular the vote required by Article 8 of your Certificate of Incorporation. Also, in an appropriate section of your offering circular, address the exclusive forum provision mentioned in Article 11 of your Certificate of Incorporation.

Underwriting, page 92

5.   From your disclosure here and on the offering statement cover page, it is unclear whether investors' funds will be received into a separate bank account, as agent or trustee for investors (in compliance with Rule 15c2-4(b)(1)), or to a bank escrow agent (in compliance with Rule 15c2-4(b)(2)). If Boustead Securities, FinTech Clearing, and SI Securities LLC are broker-dealers and not banks, please revise to clarify how they plan to comply with Rule 15c2-4(b) for all funds tendered by investors in the offering prior to the contingency being met. Otherwise, please revise to disclose, if true, that Bryn Mawr or Pacific Mercantile Bank will act as escrow agent in compliance with Rule 15c2-4(b)(2). If the broker-dealers intend to hold funds pursuant to Rule 15c2-4(b)(1), please use language consistent with the rule. In this regard, please also clarify whether the deposit accounts mentioned in the last paragraph on page 92 are distinct from the Offering Escrow Accounts mentioned on that page, and clarify what you mean by your disclosure that Fintech Clearing will administer the accounts at Pacific Mercantile Bank given your disclosure that the lead underwriter will administer both Offering Escrow Accounts.

6.   In an appropriate section of your offering circular, please address the lock up mentioned in section 4 of exhibit 1.1.

Exhibits

7.   Please tell us which exhibit represents the agreement with the Bryn Mawr Trust Company of Delaware that you mention on page 92, your arrangement with SeedInvest mentioned on page 93, the Purchaser Questionnaire mentioned in exhibit 1.1, and the Purchase Agreement mentioned in exhibit 6.5. Also tell us which exhibit is the Selected

Dealer Agreement that your disclosure on page 93 indicates is filed as an exhibit. In this regard, please file the attachments missing from exhibit 6.4.

Exhibit 4

8.   Please tell us the authority on which you rely to disclaim the accuracy and completeness of the information in the offering materials in the manner that you do on page 2 of exhibit 4. Also tell us whether section 4(j) applies to offers and sales made in the United States.

9.   Please provide us your analysis of how your offer of "new, substituted or additional securities" in the event of a recapitalization or other transaction affecting your stock as mentioned in section 8(k) is exempt from registration under the Securities Act.

You may contact David Burton at (202) 551-3626 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Cavas Pavri